UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*




                           Basic Energy Services, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, par value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)




                                    06985P100
                                  CUSIP Number

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           |_| Rule 13d-1(b)

           |_| Rule 13d-1(c)

           |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 06985P100

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Credit Suisse
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
-------------------------------------------------------------------------------
                                5 SOLE VOTING POWER

                                        0
   NUMBER OF                    -----------------------------------------------
     SHARES                     6 SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            18,066,126
      EACH                      -----------------------------------------------
   REPORTING                    7 SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                                -----------------------------------------------
                                8 SHARED DISPOSITIVE POWER

                                        18,066,126
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,066,126

-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         47.2%
-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           BK
-------------------------------------------------------------------------------

ITEM 1. NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     (a)  Name of Issuer:Basic Energy Services, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          400 West Illinois
          Suite 800
          Midland, Texas 79701

ITEM 2.  PERSON FILING:

(a)  Name of Person Filing:

           Credit Suisse. See Schedule I.

(b)  Address of Principal Business Office or, if none, Residence:

           Uetlibergstrasse 231
           P.O. Box 900
           CH 8070 Zurich, Switzerland


(c)  Citizenship:

           Switzerland

(d)  Title of Class of Securities:

           Common Stock, par value $.01 per share.

(e)  CUSIP Number:

           06985P100

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act

     (d) [_] Investment company registered under Section 8 of the Investment Company Act

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP.

ITEM 4(A):  AMOUNT BENEFICIALLY OWNED: 18,066,126

ITEM 4(B):  PERCENT OF CLASS: 47.2%

ITEM 4(C): Number of shares as to which the Reporting Person has:

     (i)  sole power to vote or direct the vote: 0

     (ii) shared power to vote or to direct the vote: 18,066,126

     (iii)sole power to dispose of or to direct the disposition of: 0

     (iv) shared power to dispose of or to direct the disposition of: 18,066,126


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Schedule I.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATION.

     (a)  Not applicable.

     (b)  Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007                          CREDIT SUISSE


                                                By:  /s/ Ivy Dodes
                                                   ----------------------------
                                                   Name:  Ivy B. Dodes
                                                   Title:  Managing Director

                                   Schedule I

      In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G/A is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

      The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

      CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business) (the "Non-U.S. PB Business")) may beneficially own securities to which this Schedule 13G/A relates (the "Shares") and such Shares are not reported in this Schedule 13G/A. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.